SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR AND ONAIR LAUNCH EUROPE'S 1ST FLEET WIDE INFLIGHT MOBILE PHONE SERVICE

PASSENGERS CAN NOW CALL & TEXT ONBOARD 20 RYANAIR AIRCRAFT

Ryanair, Europe's largest low fares airline, today (19th Feb) launched its in-flight mobile phone service initially onboard 20 of its (mainly) Dublin based aircraft.   This is the first step in fitting Ryanair's entire fleet of over 170 aircraft to allow all passengers to make and receive mobile calls and texts on all Ryanair flights.

Passengers on Ryanair's 20 OnAir enabled aircraft can now make and receive voice calls at (non- EU) international roaming rates (€2-€3 pm) text messages (50c+) and email (€1-€2) using their mobile phones, BlackBerrys and other smartphones.  These price tariffs are set by each mobile service provider and are subject to each customer's individual price plan.

The service will initially be available to "02" and "Vodafone" customers and to customers of over 50 other mobile phone operators across Europe.  At the launch OnAir confirmed that it is working with other Irish mobile operators ("3" and "Meteor") to ensure that their customers can also keep in touch with the office, family and friends when travelling.

Michael O'Leary said:

"Today's launch by Ryanair and OnAir is the first step to offering in-flight mobile phone services onboard our entire fleet of over 170 aircraft over the next 18 months.  This service will allow passengers to keep in touch with the office, family or friends.  We expect customer demand for this service to grow rapidly and hope that customers of all Irish mobile operators will soon be able to call or text home from 30,000 feet to tell loved ones of yet another on time Ryanair flight."

Benoit Debains, CEO of OnAir, said,

"Mobile OnAir is the most advanced in-flight communications service in the world and this European fleet-wide rollout marks a real milestone in aviation. We are proud to work with Ryanair, the world's largest international scheduled airline, and to provide their 67 million passengers with access to this new technology which will enable them to send and receive emails, text messages, download attachments and make and receive calls just as they would on the ground.'

Ends.                                                                           Thursday, 19th February 2009

For further information:

Stephen McNamara- Ryanair            Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1271                        Tel: 00 353 1 4980 300

Note to Editor

How it works:

To access Mobile OnAir, passengers simply switch on their GSM-enabled phones when cabin signs indicate that the Mobile OnAir service may be used. As long as their mobile service provider has a roaming agreement with OnAir, passengers are able to use GSM and GPRS services as seamlessly as they would on the ground.

Phones or BlackBerry-type devices connect to an antenna onboard the aircraft and a mini-GSM network. The mini-GSM network sends the calls and data via an Inmarsat SwiftBroadband satellite link to the ground where it connects to the OnAir ground infrastructure. This then routes the calls and data to public networks (mobile and fixed network operators).

About pricing:

Pricing is set by your home mobile operator and varies from operator to operator. As a general rule, text messages will cost about €0.50, calls will cost between €2.00 and €3.00 per minute, and smart phone email sessions between €1.00 and €2.00 if there are no major file transfers (100 KB of data). Please check with your home mobile operator for specific rates. Switching on your mobile phone and receiving text messages is free. Communications costs will appear in the normal way on the bill.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  19 February, 2009

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director